UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F x Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes __ No x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ No x

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2022
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

                            By: /s/ Ana Graciela de Méndez

                            Name: Ana Graciela de Méndez
                            Title: CFO

BLADEX ANNOUNCES VOTING RESULTS FROM
2022 ANNUAL MEETING OF SHAREHOLDERS

Panama City, Republic of Panama, May 3, 2022 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”) is pleased to announce voting results from its Annual Meeting of Shareholders held on April 27, 2022 in a virtual format.

A total of 62.85% of the issued and outstanding common shares of Bladex were represented at the meeting.

At such meeting, each of the four nominated Directors was elected as Director of the Bank separately by the holders of each Class. Each Director was elected by a substantial majority of the votes represented at the meeting as follows:

Director	Class	Votes FOR	% Votes FOR
Fausto de Andrade Ribeiro	A	4,440,201	87.61
Ricardo Manuel Arango	E	16,522,378	96.90
Roland Holst Lorenza Martínez	E E	16,486,397 16,850,765	96.69 98.83

Bladex's audited consolidated financial statements for the fiscal year ended December 31, 2021 were approved with 92.25% of the vote; KPMG was reappointed as the Bank's independent registered public accounting firm, or external auditor, for the year ended December 31, 2022 with 97.40% of the vote; and an advisory proposal on executive compensation was approved with 89.03% of the vote cast in favor.

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing of its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries, commercial banks and financial institutions, and institutional and retail investors through its public listing.

For further information on Bladex, please access its website at www.bladex.com or contact:

Investor Relations E-mail address: ir@bladex.com. Tel.: (+507) 210-8563 Head Office Address: Torre V, Business Park, Ave. La Rotonda, Urb. Costa del Este, Panama, Republic of Panama